[redacted]

12/13

SECU 13026351 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section NOV 29 2013 Washington DC 404

SEC FILE NUMBER
8-65393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/12** (MM/DD/YY) AND ENDING **09/30/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Lane, Berry & Co. International, LLC~~, Ramond James Insurance Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin St., Suite 2200
(No. and Street)

Boston (City) **Massachusetts** (State) **02110** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street (Address) **Suite 1700** (City) **Tampa** (State) **Florida** **33602** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/18/13
KW 12/18/2013

OATH OR AFFIRMATION

I, Richard B. Franz II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lane, Berry & Co. International, LLC, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer and Treasurer
Title

Notary Public

Notary Public State of Florida
Karen B Wachtel
My Commission EE 860519
Expires 02/21/2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly owned subsidiary of Raymond James Financial, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2013

TABLE OF CONTENTS

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Lane, Berry & Co. International, LLC.:

We have audited the accompanying statement of financial condition of Lane, Berry & Co. International, LLC (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lane, Berry & Co. International, LLC as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

November 26, 2013
Certified Public Accountants

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2013

Assets		
Cash	$	5,192,042
Prepaid expenses		1,268
Total assets	$	5,193,310
Liabilities and stockholder's equity		
Accrued expenses	$	27,250
Stockholder's equity		5,166,060
Total liabilities and stockholder's equity	$	5,193,310

See accompanying Notes to Financial Statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF OPERATIONS
For the year ended September 30, 2013

Expenses:		
Professional fees	$	28,950
Regulatory fees		7,214
Other expenses		1,413
Total expenses		37,577
Net loss	$	37,577

See accompanying Notes to Financial Statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended September 30, 2013

Balance at September 30, 2012	$	203,637
Net loss		(37,577)
Capital contribution by parent		5,000,000
Balance at September 30, 2013	$	5,166,060

See accompanying Notes to Financial Statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF CASH FLOWS
For the year ended September 30, 2013

Cash flows from operating activities:		
Net loss	$	(37,577)
Net change in:		
Prepaid expenses		(506)
Payable to affiliate		(1,181)
Accrued expenses		2,250
Net cash used in operating activities		(37,014)
Cash flows from financing activities:		
Capital contribution from parent		5,000,000
Net increase in cash		4,962,986
Cash at beginning of period		229,056
Cash at end of period	$	5,192,042

See accompanying Notes to Financial Statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly owned subsidiary of Raymond James Financial, Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Lane, Berry & Co. International, LLC ("Lane Berry", "we", "us", "our" or "ours") is a Massachusetts limited liability company and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). We are a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). We do not carry customer accounts and, accordingly, are exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

As a result of RJF's acquisition of us during 2009, RJF integrated our existing business operations into its own existing broker-dealer subsidiary operations and ceased all of our operations. Accordingly, we have had no employees at any time during 2013.

We conform to our Parent's fiscal year end of September 30. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements, and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could have a material impact on the financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS:

RJF and Raymond James & Associates, Inc. ("RJA"), a wholly owned subsidiary of RJF, make payments to outside vendors on our behalf. We reimburse the Parent and RJA for such payments on a periodic basis. At September 30, 2013, no amounts were due from us to the Parent or RJA.

NOTE 3 - INCOME TAXES:

We are treated as a disregarded entity for United Stated ("U.S") federal and state income tax purposes. The results of our operations are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. During this period, RJF has not allocated to us our its share of income tax expense/benefit as it is disregarded for U.S. tax purposes.

The analysis of uncertain tax positions is the responsibility of RJF. RJF's policy is to establish reserves or not to recognize tax benefits for uncertain tax positions that are less than more likely than not to be realized.

If we had been a separate taxable entity subject to the same tax rules as RJF, we would have reported no tax expense or benefit on our Statement of Operations for the year ended September 30, 2013. We would have recorded a deferred tax asset related to the year ended September 30, 2013 resulting from tax effected net operating loss carryforwards for federal and state income tax purposes of approximately $15,000 which would be available to reduce future taxes, if any. A valuation allowance for the year ended September 30, 2013 would have been recorded for the net operating losses generated from our federal and state income tax filings due to our belief that, based on our historical operating income, projection of future taxable income, scheduled reversal of taxable temporary differences, and tax planning strategies, it is more likely than not that the loss carryforwards would expire unutilized.

NOTE 4 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. As a non-clearing member of FINRA, we are also subject to their rules, whose requirements are substantially the same. Rule 15c3-1 requires the maintenance of minimum net capital which is the greater of $100,000 or 6 2/3% of total aggregate indebtedness and requires that the amount of indebtedness to net capital shall not exceed 15 to 1. At September 30, 2013, we had $27,250 of aggregate indebtedness and therefore the minimum net capital of $100,000 applies.

		September 30, 2013
Net capital	$	5,164,792
Less: Required net capital		(100,000)
Excess net capital	$	5,064,792

NOTE 5 - SUBSEQUENT EVENTS:

On October 1, 2013, we merged with Planning Corporation of America ("PCA"), a wholly owned subsidiary of RJF. Under the terms of the plan of merger, PCA, the surviving entity, changed its name to Raymond James Insurance Group, Inc.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

We are not a defendant or co-defendant in any lawsuits or arbitrations at this time.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
September 30, 2013

Stockholder's equity	$	5,166,060
Non-allowable assets:		
Prepaid expenses		1,268
Net capital		5,164,792
Minimum net capital		
The greater of $100,000 or 6 2/3% of aggregate indebtedness		100,000
Excess net capital	$	5,064,792

No material differences exist between the above computation and the computation included in our corresponding September 30, 2013 unaudited Form X-17A-5 Part IIA FOCUS Report filed on October 22, 2013.

See accompanying Report of Independent Registered Public Accounting Firm.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 30, 2013

We are exempt from customer reserve requirements and providing information relating to the possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. We meet the exemptive provisions of paragraph (k)(2)(i) of the rule.

No material differences exist between the above computation and the computation included in our corresponding September 30, 2013 unaudited Form X-17A-5 Part IIA FOCUS Report filed on October 22, 2013.

See accompanying Report of Independent Registered Public Accounting Firm.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 30, 2013

Lane Berry is exempt from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. Lane Berry meets the exemptive provisions of paragraph (k)(2)(i) of the rule.

No material differences exist between the above computation and the computation included in our corresponding September 30, 2013 unaudited Form X-17A-5 Part IIA FOCUS Report filed on October 22, 2013.

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholder
Lane, Berry & Co. International, LLC:

In planning and performing our audit of the financial statements of Lane, Berry & Co. International, LLC (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors of Lane, Berry & Co. International, LLC, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 26, 2013
Certified Public Accountants

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lane, Berry & Co. International, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by Lane, Berry & Co. International, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with a copy of the respective checks, noting no differences noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the general ledger or other supporting schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 26, 2013
Certified Public Accountants

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

GENERAL ASSESSMENT RECONCILIATION (FORM SIPC – 7) TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD OCTOBER 1, 2012 TO SEPTEMBER 30, 2013

SUMMARY OF CONTENTS

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lane, Berry & Co. International, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by Lane, Berry & Co. International, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with a copy of the respective checks, noting no differences noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the general ledger or other supporting schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 26, 2013
Certified Public Accountants

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended September 30, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065393 FINRA SEP
LANE BERRY & CO INTERNATIONAL LLC
125 HIGH ST STE 2500
BOSTON, MA 02110-2773

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TERRY FLASS 727-567-4100

2. A. General Assessment (item 2e from page 2) $0
   B. Less payment made with SIPC-6 filed (exclude interest) ( )
   ______ Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $______
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $0
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LANE BERRY & CO INTERNATIONAL LLC
(Name of Corporation, Partnership or other organization)

Richard B. [signature] II
(Authorized Signature)

CFO
(Title)

Dated the 15th day of NOVEMBER, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning OCTOBER 1, 2012 and ending SEPT 30, 2013
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 0

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business. (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)